(312) 269-8962
mblount@seyfarth.com
November 2, 2005
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	India Globalization Capital, Inc. Amendment No. 5 to the Registration Statement on Form S-1 Registration Statement No. 333-124942
Dear Mr. Reynolds:
     India Globalization Capital, Inc. (the “Company”) has filed with the Commission an Amendment No. 5 to the above referenced Registration Statement. For your convenience, we are providing you with five paper copies of Amendment No. 5 marked to show the changes made from Amendment No. 4 to the Registration Statement which was filed with the Commission on August 19, 2005. The changes reflected in Amendment No. 5 are as follows:
     1. The Registration Statement has been revised to reflect the downsizing of the offering from $120,000,000 to $60,000,000.
     2. Since the filing of Amendment No. 4, Raghu Ram, formerly Executive Vice President of the Company, resigned and the Company repurchased his 125,000 shares of common stock. The prospectus has been revised accordingly.
     3. The Company now proposes to list its securities on the American Stock Exchange. The prospectus, including the risk factors section, has been revised to reflect that change.
     4. Since the filing of Amendment No. 4, Ranga Krishna has loaned the Company a total of $50,000. The prospectus has been revised to disclose that loan.
     5. The risk factors have been updated.

Securities and Exchange Commission
Attn: John Reynolds
November 2, 2005

     6. The Warrant Purchase Agreement and the prospectus disclosure have been amended to incorporate the comments of the Division of Market Regulation regarding Regulation M as reflected in the no-action letter relating to Key Hospitality Acquisition Corporation.
     7. New audited financial statements as at September 30, 2005 have been included.
     If you have any questions with respect to this letter, please contact me at (312) 269-8962.

Very truly yours, SEYFARTH SHAW LLP
/s/ Michael E. Blount

Michael E. Blount

MEB:tbm

cc:	Thomas Kluck Mike Karney Maureen Bauer Terence O’Brien Ram Mukunda John Cherin Stanley Jutkowitz Jay Kaplowitz Kristen Angelino